Exhibit 4.1

Description of Capital Stock

General

The following is a summary of information concerning capital stock of Old National Bancorp (the “Company”). The summaries and descriptions below do not purport to be complete.  It is subject to and qualified in its entirety by reference to our Articles of Incorporation and By-laws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.  We encourage you to read our Articles of Incorporation, our By-laws and the applicable provisions of the Indiana Code.

Common Stock

Shares Outstanding. The Company is authorized to issue up to 300,000,000 shares of common stock without par value (the “Common Stock”).

Dividends. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose.

Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of Common Stock do not have cumulative voting rights. This means a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board. It also means the holders of a majority of the shares of Common Stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors.

Other Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of Preferred Stock from time to time in one or more series and with such rights and preferences as determined by the Board with respect to each series.  There are no shares of Preferred Stock currently outstanding.

Transfer Agent

The Company’s transfer agent is Continental Stock Transfer & Trust Company.

Nasdaq Listing

The Common Stock is listed on the Nasdaq under the ticker symbol “ONB.”